SECURITIES AND EXCHANGE COMMISSION
		     	     Washington, D.C. 20549

			  	  SCHEDULE 13G
		       	      Rule 13d-1 and 13d-2
	    	    Under the Securities Exchange Act of 1934


		     	       	   Visteon Corp.
		       		 (Name of Issuer)

			  	    Common Stock
		 	  (Title of Class of Securities)

			   	     92839U107
			          (CUSIP Number)

			  	    09/14/2005
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

| | Rule 13d-1 (b)
|X| Rule 13d-1 (c)
| | Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



 (1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Caxton International Limited

 (2) Check the appropriate box if a member of a group (see instructions)  (a)|_|
                                                                          (b)|_|

 (3) SEC use only.

 (4) Citizenship or place of organization.
    British Virgin Islands

Number of shares beneficially owned by each reporting person with:

 (5) Sole voting power:
    0

 (6) Shared voting power:
    3,334,085

 (7) Sole dispositive power:
    0

 (8) Shared dispositive power:
    3,334,085

 (9) Aggregate amount beneficially owned by each reporting person.
    3,334,085

 (10) Check if the aggregate amount in Row (9) excludes certain shares	|_|
    (see instructions).

 (11) Percent of class represented by amount in Row 9.
     2.6%

 (12) Type of reporting person (see instructions).
     CO


 (1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

     Caxton Equity Growth LLC
     22-3682580

 (2) Check the appropriate box if a member of a group (see instructions)  (a)|_|
                                                                    	  (b)|_|

 (3) SEC use only.

 (4) Citizenship or place of organization.
    Delaware

Number of shares beneficially owned by each reporting person with:
 (5) Sole voting power:
    0

 (6) Shared voting power:
    366,827

 (7) Sole dispositive power:
    0

 (8) Shared dispositive power:
    366,827

 (9) Aggregate amount beneficially owned by each reporting person.
    366,827

 (10)Check if the aggregate amount in Row (9) excludes certain shares	|_|
    (see instructions).

 (11)Percent of class represented by amount in Row 9.
    .3%

 (12)Type of reporting person (see instructions).
    OO

 (1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

     Caxton Equity Growth (BVI) Ltd.

 (2) Check the appropriate box if a member of a group (see instructions)  (a)|_|
                                                                    	  (b)|_|

 (3) SEC use only.

 (4) Citizenship or place of organization.
    British Virgin Islands

    Number of shares beneficially owned by each reporting person with:
 (5) Sole voting power:
    0

 (6) Shared voting power:
    1,161,785

 (7) Sole dispositive power:
    0

 (8) Shared dispositive power:
    1,161,785

 (9) Aggregate amount beneficially owned by each reporting person.
    1,161,785

 (10)Check if the aggregate amount in Row (9) excludes certain shares	|_|
    (see instructions).

 (11)Percent of class represented by amount in Row 9.
    .9%

 (12)Type of reporting person (see instructions).
    CO

 (1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

     Caxton Alpha Equity Holdings LP

 (2) Check the appropriate box if a member of a group (see instructions)  (a)|_|
                                                                    	  (b)|_|

 (3) SEC use only.

 (4) Citizenship or place of organization.
    Delaware

    Number of shares beneficially owned by each reporting person with:
 (5) Sole voting power:
    0

 (6) Shared voting power:
    1,921,709

 (7) Sole dispositive power:
    0

 (8) Shared dispositive power:
    1,921,709

 (9) Aggregate amount beneficially owned by each reporting person.
    1,921,709

 (10)Check if the aggregate amount in Row (9) excludes certain shares	|_|
    (see instructions).

 (11)Percent of class represented by amount in Row 9.
    1.5%

 (12)Type of reporting person (see instructions).
    PN

 (1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

     Caxton Associates, LLC
     22-3430173

 (2) Check the appropriate box if a member of a group (see instructions)  (a)|_|
                                                                    	  (b)|_|

 (3) SEC use only.

 (4) Citizenship or place of organization.
    Delaware

    Number of shares beneficially owned by each reporting person with:
 (5) Sole voting power:
    0

 (6) Shared voting power:
    6,784,406

 (7) Sole dispositive power:
    0

 (8) Shared dispositive power:
    6,784,406

 (9) Aggregate amount beneficially owned by each reporting person.
    6,784,406

 (10)Check if the aggregate amount in Row (9) excludes certain shares	|_|
    (see instructions).

 (11)Percent of class represented by amount in Row 9.
    5.3%

 (12)Type of reporting person (see instructions).
    IA

 (1) Names and I.R.S. Identification Nos.(entities only) of reporting persons. Kovner, Bruce

 (2) Check the appropriate box if a member of a group (see instructions)  (a)|_|
                                                                          (b)|_|

 (3) SEC use only.

 (4) Citizenship or place of organization.
    United States

Number of shares beneficially owned by each reporting person with:
 (5) Sole voting power:
    0

 (6) Shared voting power:
    6,784,406

 (7) Sole dispositive power:
    0

 (8) Shared dispositive power:
    6,784,406

 (9) Aggregate amount beneficially owned by each reporting person.
    6,784,406

 (10) Check if the aggregate amount in Row (9) excludes certain shares	|_|
    (see instructions).

 (11) Percent of class represented by amount in Row 9.
     5.3%

 (12) Type of reporting person (see instructions).
     IN

Item 1(a). Name of Issuer:
           Visteon Corp.

Item 1(b). Address of Issuer's Principal Executive Offices:
	   One Village Center Drive
	   Van Buren Township, Michigan 48111

Item 2(a). Name of Person Filing:
(i)   Caxton International Limited ("Caxton International")
(ii)  Caxton Equity Growth LLC ("Caxton Equity Growth")
(iii) Caxton Equity Growth (BVI) Ltd. ("Caxton Equity Growth (BVI)")
(iv)  Caxton Alpha Equity Holdings LP ("Caxton Alpha")
(v) Caxton Associates, L.L.C. ("Caxton Associates"). Caxton Associates is the trading advisor to Caxton International and Caxton Equity Growth (BVI), the manager of Caxton
      Equity Growth, and the general partner of Caxton Alpha (together with Caxton International, Caxton Equity Growth, Caxton Equity Growth (BVI) and Caxton Alpha, the "Caxton Accounts") and as such, has voting and dispositive power with respect to the investments of the Caxton Accounts.
(vi) Mr. Bruce S. Kovner. Mr. Kovner is the Chairman of Caxton Associates and the sole shareholder of Caxton Corporation, the manager and majority owner of Caxton Associates. As a result of the foregoing, Mr. Kovner may be deemed beneficially to own the securities of the Issuer owned by the Caxton Accounts.

Item 2(b). Address or Principal Business Office or, If None, Residence:
(i) The address of Caxton International is c/o Prime Management Limited, Mechanics Building, 12 Church Street, Hamilton HM11, Bermuda.
(ii) The address of Caxton Equity Growth is c/o Caxton Associates, Princeton Plaza, Building 2, 731 Alexander Road, Princeton,
      NJ 08540.
(iii) The address of Caxton Equity Growth (BVI) is c/o Prime
      Management Limited, Mechanics Building, 12 Church Street, Hamilton HM11, Bermuda.
(iv)  The address of Caxton Alpha is c/o Caxton Associates,
      Princeton Plaza, Building 2, 731 Alexander Road, Princeton,
      NJ 08540.
(v) The address of Caxton Associates is Princeton Plaza, Building 2, 731 Alexander Road, Princeton, NJ 08540.
(vi)  The business address of Mr. Kovner is 500 Park Avenue,
      New York, NY  10022.

Item 2(c). Citizenship:
(i)   Caxton International is a British Virgin Islands Corporation.
(ii)  Caxton Equity Growth is a Delaware limited liability company.
(iii) Caxton Equity Growth (BVI) is a British Virgin Islands
      Corporation.
(iv)  Caxton Alpha is a Delaware limited partnership.
(v)   Caxton Associates is a Delaware limited liability company.
(vi)  Mr. Kovner is a United States citizen.

Item 2(d). Title of Class of Securities:
           Common Stock

Item 2(e). CUSIP No.:
           92839U107

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:
           Not Applicable

If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4. Ownership

(a) Amount beneficially owned:
(i) The amount of shares of Common Stock beneficially owned by Caxton International is 3,334,085.
(ii) The amount of shares of Common Stock beneficially owned by Caxton Equity Growth is 366,827.
(iii) The amount of shares of Common Stock beneficially owned by Caxton Equity Growth (BVI) is 1,161,785.
(iv) The amount of shares of Common Stock beneficially owned by Caxton Alpha is 1,921,709.
(v) The amount of shares of Common Stock considered to be beneficially owned by Caxton Associates by reason of its voting and dispositive powers is 6,784,406.
(vi) Mr. Kovner, by reason of being Chairman of Caxton Associates and the sole shareholder of Caxton Corporation, the manager and majority owner of Caxton Associates, may also be deemed to beneficially own such shares.

(b) Percent of class:
(i) Caxton International beneficially owns 2.6% of the Class of Common Stock.
(ii)  Caxton Equity Growth beneficially 0.3% owns of the
      Class of Common Stock.
(iii) Caxton Equity Growth (BVI) beneficially owns .9% of the Class of Common Stock.
(iv)  Caxton Alpha beneficially owns 1.50% of the Class of Common
      Stock.
(v) Caxton Associates is deemed to beneficially own 5.3% of the class of Common Stock.
(vi) Mr. Kovner is deemed to beneficially own 5.3% of the Class of Common Stock.

(c) Number of shares as to which Caxton International has:
	(i)    Sole power to vote or to direct the vote:  0
	(ii)   Shared power to vote or to direct the vote:  3,334,085
	(iii)  Sole power to dispose or to direct the disposition:  0
	(iv)   Shared power to dispose or to direct the disposition
       	     of:  3,334,085

     Number of shares as to which Caxton Equity Growth has:
	(i)    Sole power to vote or to direct the vote:  0
	(ii)   Shared power to vote or to direct the vote:  366,827
	(iii)  Sole power to dispose or to direct the disposition:  0
	(iv)   Shared power to dispose or to direct the disposition
               of:  366,827

     Number of shares as to which Caxton Equity Growth (BVI) has:
	(i)    Sole power to vote or to direct the vote:  0
	(ii)   Shared power to vote or to direct the vote:  1,161,785
	(iii)  Sole power to dispose or to direct the disposition:  0
	(iv)   Shared power to dispose or to direct the disposition
               of:  1,161,785

     Number of shares as to which Caxton Alpha has:
	(i)    Sole power to vote or to direct the vote:  0
	(ii)   Shared power to vote or to direct the vote:  1,921,709
	(iii)  Sole power to dispose or to direct the disposition:  0
	(iv)   Shared power to dispose or to direct the disposition
               of:  1,921,709

     Number of shares as to which Caxton Associates has:
	(i)    Sole power to vote or to direct the vote: 0
	(ii)   Shared power to vote or to direct the vote:  6,784,406
	(iii)  Sole power to dispose or to direct the disposition of:  0
	(iv)   Shared power to dispose or to direct the disposition
             of:  6,784,406

     Number of shares as to which Mr. Kovner has:
	(i)    Sole power to vote or to direct the vote: 0
	(ii)   Shared power to vote or to direct the vote:  6,784,406
	(iii)  Sole power to dispose or to direct the disposition of:   0
	(iv)   Shared power to dispose or to direct the disposition
             of:  6,784,406

Item 5. Ownership of 5 Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					Caxton International Limited

Date: 09/23/2005 			/s/ Joseph Kelly
					Name: Joseph Kelly
					Title: Vice President and Treasurer


Date: 09/23/2005 			/s/ Maxwell Quin
					Name: Maxwell Quin
					Title: Vice President and Secretary

					Caxton Equity Growth LLC

Date: 09/23/2005			/s/Scott B. Bernstein
       					Name:  Scott B. Bernstein
       					Title: Secretary, Caxton Associates, L.L.C.,
					       Manager

					Caxton Equity Growth (BVI) Ltd.

Date: 09/23/2005			/s/Joseph Kelly
       					Name:  Joseph Kelly
       					Title: Vice President


Date: 09/23/2005			/s/Maxwell Quin
       					Name:  Maxwell Quin
       					Title: Secretary

					Caxton Alpha Equity Holdings LP

Date: 09/23/2005			/s/Scott B. Bernstein
       					Name:  Scott B. Bernstein
       					Title: Secretary, Caxton Associates, L.L.C.,
					       General Partner

					Caxton Associates, LLC

Date: 09/23/2005 			/s/ Scott B. Bernstein
					Name: Scott B. Bernstein
					Title: Secretary

Date: 09/23/2005			/s/ Bruce S. Kovner
					Name: Bruce S. Kovner
					Title: signed by Scott B. Bernstein
					       as Attorney-in-Fact


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001). (Secs. 3(b), 13(d)(1), 13(d)(2),
13(d)(5), 13(d)(6), 13(g)(1), 13(g)(2), 13(g)(5), 23, 48 Stat. 882, 894, 901;
sec. 203(a), 49 Stat. 704; sec. 8, 49 Stat. 1379; sec. 10, 78 Stat. 88a; sec.
2, 82 Stat. 454; secs. 1, 2, 84 Stat. 1497; secs. 3, 10, 18, 89 Stat. 97, 119,
155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; (15 U.S.C. 78c(b), 78m(d)(1),
78m(d)(2), 78m(d)(5), 78m(d)(6), 78m(g)(1), 78m(g)(2), 78m(g)(5), 78w)) [43 FR
18499, Apr. 28, 1978, as amended at 43 FR 55756, Nov. 29, 1978; 44 FR 2148,
Jan. 9, 1979; 44 FR 11751, Mar. 2, 1979; 61 FR 49959, Sept. 24, 1996; 62 FR
35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287, Mar. 31, 1998]


Certification


The undersigned hereby certifies that the shares of Visteon Corp. purchased on behalf of Caxton International Limited, Caxton Equity Growth LLC, Caxton Equity Growth (BVI) Ltd., and Caxton Alpha Equity Holdings LP were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Date: 09/23/05				/s/Kurt Feuerman
                                           Kurt Feuerman

Date: 09/23/05				/s/Emil Dabora
                                           Emil Dabora




                         JOINT ACQUISITION STATEMENT
                        PURSUANT TO RULE 13d-1(k) (1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: 09/23/05

					Caxton International Limited

					/s/ Joseph Kelly
					Name: Joseph Kelly
					Title: Vice President and Treasurer

				  	/s/ Maxwell Quin
					Name: Maxwell Quin
					Title: Vice President and Secretary

					Caxton Equity Growth LLC

					/s/Scott B. Bernstein
       					Name:  Scott B. Bernstein
       					Title: Secretary, Caxton
                                	       Associates, L.L.C., Manager

					Caxton Equity Growth (BVI) Ltd.

					/s/Joseph Kelly
       					Name:  Joseph Kelly
       					Title: Vice President

					/s/Maxwell Quin
       					Name:  Maxwell Quin
       					Title: Secretary

					Caxton Alpha Equity Holdings LP

					/s/Scott B. Bernstein
       					Name:  Scott B. Bernstein
       					Title: Secretary, Caxton
					       Associates, L.L.C., General
              				       Partner

					Caxton Associates, L.L.C.

				 	/s/ Scott B. Bernstein
					Name: Scott B. Bernstein
					Title: Secretary

				  	/s/ Bruce S. Kovner
					Name: Bruce S. Kovner
					Title: signed by Scott B. Bernstein
       					       as Attorney-in-Fact